Filed Pursuant to Rule 433

Registration No. 333-197568

September 29, 2014

Constellation Software Inc.

Offering of Rights to Subscribe for Unsecured Subordinated Floating Rate Debentures, Series 1

Due March 31, 2040

Supplemental Information Regarding

Certain United States Federal Income Tax Considerations

As set forth in the prospectus dated August 7, 2014 (the “Prospectus”), any unpaid interest in respect of the Debentures that the Company fails to pay to the holders of Debentures on an interest payment date will form part of the principal amount of such Debentures (the “New Principal Amount”) and will be subject to interest in accordance with the terms of the Debentures. The New Principal Amount will be due and payable on the occurrence of any event giving rise to the obligation of the Company to pay or cause the payment of the redemption price, as the case may be, as part of such price and not prior thereto. Capitalized terms used herein but not defined herein shall have the meaning given to such terms in the Prospectus.

The following provides supplemental information regarding certain United States federal income tax considerations relating to interest and original issue discount in respect of the Debentures.

Interest and Original Issue Discount

A Debenture will be treated as issued with original issue discount (“OID”) if the stated redemption price at maturity of the Debenture exceeds its issue price by more than a de minimis amount. As discussed more fully below, because of the fact that if interest is not paid on an interest payment date, the amount of such interest will form part of the principal of the Debentures, the Debentures will be treated as having more than de minimis OID. The Company will provide certain information to the IRS and/or U.S. Holders that is relevant to determining the amount of OID in each accrual period. Following is a summary of the OID rules and their application to the Debentures.

A Debenture’s “issue price” generally is:

a)	in the case of a Debenture issued for money, the first price at which a substantial amount of Debentures included in the issue of which the Debenture is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers;

b)	in the case of a Debenture that is not described in (a) and is part of an issue that is traded on an established market, the fair market value of the Debenture on the issue date;

c)	in the case of a Debenture that is not described in (a) or (b) and is issued for property that is traded on an established market, the fair market value of the property on the issue date;

d)	in the case of a Debenture that is not described in (a), (b) or (c), if section 1274 applies, the issue price determined under section 1274; and

e)	in the case of a Debenture that is not described in (a), (b), (c), or (d), the stated redemption price at maturity.

It is not clear whether the Debentures will be treated as issued for money, in which case the first rule would apply, or for a combination of money and property (that is, the surrender of the Rights), in which case it is not clear how the issue price of the Debenture would be determined. Under any of the definitions described above, the Company believes that the issue price of a Debenture will equal at least the Subscription Price for a Debenture, because a U.S. Holder that acquires a Debenture by the exercise of Rights will pay the Subscription Price in cash.

The “stated redemption price at maturity” of a Debenture is the total of all payments provided by the Debenture that are not payments of qualified stated interest. Generally, an interest payment on a note is “qualified stated interest” if it is one of a series of stated interest payments on a note that are unconditionally payable at least annually at a single fixed rate, one or more qualified floating rates, or a single objective rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the note.

Interest is considered unconditionally payable only if reasonable legal remedies exist to compel timely payment or the note otherwise provides terms and conditions that make the likelihood of late payment (other than a late payment within a reasonable grace period) or non-payment a remote contingency. Because of the fact that if interest is not paid on an interest payment date, the amount of such interest will form part of the principal of the Debentures, stated interest on the Debentures will not be considered unconditionally payable for purposes of the definition of qualified stated interest.

If the Debentures were characterized as contingent payment debt instruments, a U.S. Holder might, among other things, be required to accrue interest income at a higher rate than the stated interest rate on the Debentures and to treat any gain recognized on the sale or other disposition of a Debenture as ordinary income rather than as capital gain. A debt instrument that is a “variable rate debt instrument” (a “VRDI”) will not be characterized as a contingent payment debt instrument. The definition of a VRDI includes a debt instrument that, among other things, does not provide for any stated interest other than stated interest (compounded or paid at least annually) at a current value of a single objective rate. A current value is the value of the rate on any day that is no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day. An objective rate is in general a rate that is determined using a single fixed formula and that is based on objective financial or economic information. If interest on a debt instrument is stated at a fixed rate for an initial period of 1 year or less followed by a variable rate that is an objective rate for a subsequent period, and the value of the variable rate on the issue date is intended to approximate the fixed rate, the fixed rate and the variable rate together constitute a single objective rate. Although the conclusion is not free from doubt, the interest rate on a Debenture should be an objective rate and a Debenture should be treated as a VRDI under the rules described above.

Because the Debentures will be issued with OID, a U.S. Holder will be required to include OID in gross income for U.S. federal income tax purposes as it accrues (regardless of such U.S. Holder’s method of accounting), which may be in advance of receipt of the cash attributable to that income. OID accrues under the constant-yield method, based on a compounded yield to maturity, as described below.

The annual amounts of OID includible in income by a U.S. Holder will equal the sum of the “daily portions” of the OID with respect to a Debenture for each day on which such U.S. Holder owns the Debenture during the taxable year. Generally, a U.S. Holder determines the daily portions of OID by allocating to each day in an “accrual period” a pro rata portion of the OID that is allocable to that accrual period. The term “accrual period” means an interval of time with respect to which the accrual of OID is measured and which may vary in length over the term of a Debenture provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on either the first or last day of an accrual period.

The amount of OID allocable to an accrual period will be the excess of:

a)	the product of the “adjusted issue price” of the Debenture at the beginning of the accrual period and its “yield to maturity” over

b)	the aggregate amount of any qualified stated interest payments allocable to the accrual period.

The adjusted issue price of a Debenture at the beginning of the first accrual period is its issue price, and, on any day thereafter, it is the sum of the issue price and the amount of OID previously included in gross income, reduced by the amount of any payment (other than a payment of qualified stated interest) previously made on the Debenture. If all accrual periods are of equal length except for a shorter initial and/or final accrual period, a U.S. Holder may compute the amount of OID allocable to the initial period using any reasonable method; however, the OID allocable to the final accrual period will always be the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period.

If additional Debentures (“PIK Debentures”) are issued to satisfy interest on the Debentures, a newly distributed PIK Debenture issued in respect of a Debenture will be aggregated with the Debenture and will be treated as part of the Debenture with respect to which it was issued. Thus, the initial issue price of a newly distributed PIK Debenture issued in respect of a Debenture likely will be determined by allocating the adjusted issue price, at the time of distribution, of the underlying Debenture between the newly distributed PIK Debenture and the underlying Debenture in proportion to their respective principal amounts. A portion of the basis of such Debenture will be allocated to such PIK Debenture and OID on such PIK Debenture will accrue in the same manner as described above in the case of such Debenture. A U.S. Holder’s holding period for any PIK Debenture with respect to an original Debenture will likely be identical to such U.S. Holder’s holding period for the original Debenture. The same rules would apply to a PIK Debenture received in lieu of cash interest on a PIK Debenture.

If a U.S. Holder receives foreign currency as payments on a Debenture, such U.S. Holder will accrue OID on the Debenture in the foreign currency and translate the amount accrued into U.S. dollars based on:

a)	the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year; or

b)	at the U.S. Holder’s election, at the spot rate of exchange on (1) the last day of the accrual period (and in the case of a partial accrual period, the spot rate on the last day of the taxable year) or (2) the date of receipt, if such date is within five business days of the last day of the accrual period.

Such election must be applied consistently by a U.S. Holder to all debt instruments from year to year and can be changed only with the consent of the IRS. A U.S. Holder will recognize foreign currency gain or loss with respect to the OID income accrued on a Debenture on the date cash is received in respect of such income (including, on the sale or other disposition of a Debenture, the receipt of proceeds that include amounts attributable to OID previously included in income) if the spot rate of exchange on the date the cash is received differs from the rate applicable to a previous accrual of that income as determined above. For these purposes, all payments on a Debenture will be treated first, as payments of previously accrued OID (to the extent thereof), with payments considered made for the earliest accrual period in which the OID has accrued and to which prior receipts or payments have not been attributable, and second, as the payment of principal. Such foreign currency gain or loss generally will be treated as ordinary income or loss, but generally will not be treated as an adjustment to OID accrued on the Debentures. U.S. Holders should be aware that because cash payments in respect of accrued OID on a Debenture may not be made until maturity or other disposition of the Debenture, a greater possibility exists for the fluctuations in foreign currency exchange rates (and the required recognition of gain or loss) than is the case for foreign currency instruments issued without OID. U.S. Holders are urged to consult with their tax advisors regarding the interplay between the application of the OID and foreign currency exchange gain or loss rules.

OID accrued on a Debenture (and any amount withheld in respect of non-U.S. taxes) will be taxable to a U.S. Holder as foreign-source ordinary income. If a U.S. Holder acquires a Debenture after the First Issue Date, any interest which has accrued prior to such acquisition of such Debenture will not be taxable as interest if subsequently paid. Instead, any payment of such interest will be treated as a return of capital which will reduce the U.S. Holder’s tax basis.

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The Company has filed a Registration Statement (File No. 333-197568), including the Prospectus, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the Prospectus and other documents the Company has filed with the Securities and Exchange Commission for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian system for electronic document analysis and retrieval (SEDAR) website at www.sedar.com. Alternatively, the Company will arrange to send you the Prospectus if you request it by calling (416) 861-1941.